16002118

S... ...SION

Washington, D.C. 20549

SEC Mail Processing Section MAR 31 2016 Washington DC 409

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SEC FILE NUMBER
8- 65902

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2805
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown
(Name – *if individual, state last, first, middle name*)

Two Logan Square, Suite 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

POLIZOIS P KATSAROS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6230576
Qualified in Queens County
My Commission Expires November 01, 2018

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER LEAF PARTNERS, LLC

CONTENTS

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Silver Leaf Partners, LLC

We have audited the accompanying statement of financial condition of Silver Leaf Partners, LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of Silver Leaf Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Silver Leaf Partners, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

March 30, 2016

SILVER LEAF PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$1,016,682
Receivable from clearing organization	300,273
Receivables from customers	51,022
Property and equipment, net	55,998
Deposit with clearing organization	100,000
Other assets	47,203
Total assets	$1,571,178

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Capital lease obligations	$ 23,816
Accounts payable and accrued expenses	435,061
Total liabilities	458,877
MEMBERS' EQUITY	1,112,301
Total liabilities and members' equity	$1,571,178

See accompanying notes to financial statement.

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. As of December 31, 2015 the Company has not established an allowance for doubtful accounts as they believe all receivables are collectable.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment, which carried a cost of $153,929 as of December 31, 2015, is computed on the straight-line method with estimated useful lives of 2 to 7 years. Accumulated depreciation totaled $97,931. Refer to Note 4 for property and equipment held under capital lease obligations.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members. However, New York City imposes an unincorporated business tax ("UBT") on Partnerships operating in New York City which the company is subject to. Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. As of December 31, 2015, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements.

(3) LEASE COMMITMENTS

The Company leases office space in New York under a five-year lease which expires in June 2018. The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Future minimum rental payments under this lease agreement are as follows: $247,585 in 2016, $254,394 in 2017, and $128,922 in 2018.

(4) CAPITAL LEASE OBLIGATION

The Company is a lessee of office equipment and furniture under a capital lease obligation expiring July, 2018. The assets and liabilities under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their estimated productive lives or the lease term.

Following is a summary of property and equipment held under the capital lease obligation:

Office equipment and furniture	$52,924
Accumulated amortization	(34,022)
	$18,902

Total minimum future lease payments under the capital lease obligation as of December 31, 2015 are $23,816. Future minimum rental payments under this lease agreement are as follows: $13,698 in 2016 and 2017, and $6,849 in 2018. The interest rate on the capitalized lease obligation is approximately 12% and is based on the lessor's implicit rate of return.

(5) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Pershing, LLC (the *"Clearing Broker"*). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks. At December 31, 2015, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2015 settled with no resultant loses incurred by the Company. As of December 31, 2015, the Company has a deposit with its clearing broker in the amount of $100,000.

The Company is subject to dispute actions from time to time in the ordinary course of business. Although the amount of any liability with respect to such actions cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

(6) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $769,718 and net capital requirements of $30,592. The percentage of aggregate indebtedness to net capital was 60%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

(7) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on March 30, 2016.